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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #19/03 ISSUED ON JUNE 17, 2003

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on June 17, 2003 (#19/03)

June 16, 2003	19/03
For immediate release	Page 1 of 2

QUEBECOR WORLD APPOINTS NEW MANAGING DIRECTOR
OF ITS FRENCH OPERATIONS

Montréal, Canada — Quebecor World Inc. is pleased to announce that Yvan Lesniak is appointed Managing Director of Operations, Quebecor World France. In his new role, Mr. Lesniak is responsible for all of Quebecor World's operations in France replacing Vincent Bastien who has left the Company to pursue other career opportunities.

Mr. Lesniak has more than 30 years of experience in the printing industry in Europe and in France, having held senior positions in operations and sales. He joined Quebecor World in 1996. He was previously Vice-President in charge of sales for Quebecor World France.

"Today's announcement is one important step in the plan to improve results in our French operations," said Jean Neveu, President and CEO, Quebecor World Inc. "I am pleased Yvan has agreed to accept this important challenge. His operational experience and knowledge of the French and European print markets, as well as his understanding of the Quebecor World platform, are key reasons why we believe he is the right person to help restore profitability to our French business."

As Managing Director of Operations for France, Mr. Lesniak will work closely with John Dickin, Chief Operating Officer of Quebecor World's European operations outside of France, and the rest of Quebecor World's senior management team as the Company moves forward with its efforts to improve its French operations delivering better service to its customers and better returns to its shareholders.

Immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further Information contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118
(800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: June 17, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD APPOINTS NEW MANAGING DIRECTOR OF ITS FRENCH OPERATIONS
SIGNATURES